Exhibit 18


Neptune Industries, Inc.
21218 St. Andrews Blvd.
Boca Raton, FL 33433

Dear Sirs:

As discussed in Note 1 to the financial statements for the three months ended September 30, 2007, the Company changed its method of accounting for inventory. Prior to the three months ended September 30, 2007, the Company measured its fish inventories based on a pre-determined average cost per pound applied to the total pounds of fish on hand at the end of each accounting period. Beginning July 1, 2007, the Company began measuring its fish inventory based on actual direct costs of production allocated to the separate raceways and tanks on the farm in proportion to the number of pounds in each against the total pounds of fish on hand at the end of each month. This change in method from average to actual cost better reflects the true cost of the inventory and resulted in a reduction of inventory of $222,460 as of July 1, 2007. This reduction was charged directly to the accumulated deficit of the Company as of July 1, 2007 because the Company was unable to determine the effects of the change for periods prior to July
1, 2007 for lack of information to measure the requisite amounts. This reporting is in conformity with FASB 154, Accounting Changes and Error Corrections.

As you have requested, we have discussed with you the circumstances, business judgment, and all other underlying factors that contributed to your decision to make this accounting change.

Based on our review of the attendant circumstances and discussions with management, we concur that the newly adopted method of accounting for inventory as described in Note 1 is preferable under the circumstances.

Because we have not audited any financial statements of the Company as of any date or for any period subsequent to June 30, 2007, we do not express an opinion on the financial statements for the three months ended September 30, 2007.

Very truly yours,


/s/ Berman Hopkins Wright & LaHam, CPAs and Associates, LLP

November 19, 2007
Winter Park, FL